Registration No. 333-_____
    As filed with the Securities and Exchange Commission on December 7, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------
                             LaserSight Incorporated
             (Exact name of registrant as specified in its charter)
      Delaware                         3845                        65-0273162
(State or other jurisdiction       (Primary Standard            (I.R.S. Employer
    of incorporation or         Industrial Classification         Identification
        organization)              Code Number)                      Number)


                      3300 University Boulevard, Suite 140
                           Winter Park, Florida 32792
                                 (407) 678-9900
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                -----------------

      Mr. Gregory L. Wilson                                Copy to:
     Chief Financial Officer                          Mark L. Dosier, Esq.
     LaserSight Incorporated                       Sonnenschein Nath & Rosenthal
3300 University Boulevard, Suite 140                      8000 Sears Tower
    Winter Park, Florida 32792                        Chicago, Illinois 60606
        (407) 678-9900                                     (312) 876-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                -----------------

     Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                                 |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.               [ ]_______

     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the
same offering.                                                        [ ]_______

     If the delivery of the  prospectus  is expected to be made pursuant to Rule
434, please check the following box.                                         [ ]


                         CALCULATION OF REGISTRATION FEE

    Title of Each Class of          Amount to be       Proposed Maximum Offering     Proposed Maximum          Amount of
  Securities to be Registered      Registered (1)         Price per Share (2)       Aggregate Offering      Registration Fee
                                                                                         Price (2)
----------------------------      ----------------        -------------------     ---------------------     ----------------
Common Stock, $.001 par               1,687,500                  $4.77                     $8,049,375           $2,237.73
   value(3)                             shares


    (1) In the event of a stock split, stock dividend, or similar transaction involving the Common Stock of the Company, in order to prevent dilution, the number of shares of Common Stock registered hereby shall be automatically increased to cover the additional shares of Common
         Stock in accordance with Rule 416.

    (2) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
         Based on the average high and low prices reported for the Common Stock on The Nasdaq Stock Market on December 3, 1998.

    (3)  Includes the associated  preferred stock purchase rights (the "Rights")
         to  purchase  one   one-thousandth  of  a  share  of  Series  E  Junior
         Participating Preferred Stock. The Rights initially are attached to and trade with the Common Stock of the Registrant.  The value  attributable to such  Rights,  if any, is  reflected  in the  offering  price of the
         Common Stock.

THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION  STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT  SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION  STATEMENT
SHALL  THEREAFTER  BECOME  EFFECTIVE  IN  ACCORDANCE  WITH  SECTION  8(A) OF THE
SECURITIES  ACT OF  1933  OR  UNTIL  THE  REGISTRATION  STATEMENT  SHALL  BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION,  ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION DATED DECEMBER 7, 1998
PROSPECTUS
                                1,687,500 Shares
                             LaserSight Incorporated
                         Common Stock ($.001 par value)

    This Prospectus relates to an aggregate of 1,687,500 shares of common stock, $.001 par value, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company as Rights Agent (the "Shares" or "Common Stock"), of LaserSight Incorporated, a Delaware corporation (the "Company"), being offered for sale from time to time by the selling stockholders named in this Prospectus (the "Selling Stockholders") as follows:

         o 750,000 shares of Common Stock (the "Warrant One Shares") issuable upon the exercise from time to time of warrants issued to Mercacorp, Inc. ("Mercacorp") with an exercise price of $4.00 per share ("Warrant One").

         o 750,000 shares of Common Stock (the "Warrant Two Shares" and together with the Warrant One Shares, the "Warrant Shares") issuable upon the exercise from time to time of warrants issued to Mercacorp with an exercise price of $5.00 per share ("Warrant Two" and together with Warrant One, the "Warrants").

         o 187,500 shares of Common Stock (the "Kremer Shares") issued to Frederic B. Kremer and certain other parties in connection with the Letter Agreement dated September 9, 1998 between the Company and the other parties thereto.

     We will not receive any of the proceeds from the Selling Stockholders' sale of the Warrant Shares or the Kremer Shares, but if the Warrants are exercised we will receive proceeds of approximately $6,750,000. We have agreed to pay certain expenses in connection with the registration of the Shares and to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     We have been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the Shares, that the Selling Stockholders may offer the Shares in transactions on The Nasdaq Stock Market, in negotiated transactions, or a combination of both at prices related to prevailing market prices, or at negotiated prices. The Common Stock is traded on The Nasdaq Stock Market under the symbol "LASE." On December 4, 1998, the last reported sale price for the Common Stock was $5.13 per share.

     These securities involve a high degree of risk. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is December ___, 1998.

                                TABLE OF CONTENTS


Where to Find More Information                         Description of Securities
Documents Incorporated by Reference                    Selling Stockholders
The Company                                            Plan of Distribution
Risk Factors                                           Legal Matters
Use of Proceeds                                        Experts
Capitalization


      You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with information that is different. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                         WHERE TO FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's Pubic Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our Internet site at www.lase.com or at the SEC's Internet site at http://www.sec.gov. The other information at those Internet sites is not part of this Prospectus. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act. We have also filed exhibits and schedules with the Registration Statement that are not included in this Prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the Selling Stockholders sell all of the Shares:

         A. Annual Report on Form 10-K for the year ended December 31, 1997, as amended by a Form 10-K/A filed on April 29, 1998;

         B. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 (as amended by a Form 10-Q/A filed on August 19, 1998), and September 30, 1998;

         C. Current Reports on Form 8-K filed on January 2, January 14, January 20, January 22, February 17, February 27, March 13, March 16, March 18, June 8, June 16, June 25, July 8, 1998 and August 4, 1998; and

         D. The description of the Common Stock contained in the Company's Form 8-A/A (Amendment No. 4) filed on June 25, 1998.

         You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address: LaserSight Incorporated, 3300 University Boulevard, Suite 140, Winter Park, Florida 32792; telephone: (407) 678-9900; Attn: Corporate Secretary.

                                   THE COMPANY

         LaserSight Incorporated (together with its subsidiaries, the "Company", "LaserSight", "we", "our" or "us") operates in two major operating segments: technology and health care services.

         Our technology segment includes LaserSight Technologies, Inc. ("LaserSight Technologies"), LaserSight Patents, Inc. ("LaserSight Patents") and LaserSight Centers Incorporated ("LaserSight Centers"). LaserSight Technologies develops, manufactures and markets ophthalmic lasers with a galvanometric scanning system primarily for use in performing PRK (photorefractive keratectomy). These lasers utilize a one millimeter scanning laser beam to ablate microscopic layers of corneal tissue in order to reshape the cornea and to correct the eye's point of focus in persons with nearsightedness, farsightedness and astigmatism.

         LaserSight  Patents  licenses  various  patents  related  to the use of excimer lasers to ablate biological tissue. LaserSight Centers is a developmental-stage company through which we may, in the future, provide PRK and other eye care surgical services.

         Since December 31, 1997, our health care services segment has consisted of MRF, Inc. ("TFG" or "The Farris Group"). The Farris Group provides health care and vision care consulting services to hospitals, managed care companies and physicians. Until that date, this segment had also included MEC Health Care, Inc. ("MEC") and LSI Acquisition, Inc. ("LSIA"). Under the Company's ownership, MEC was a vision managed care company which managed vision care programs for health maintenance organizations (HMOs) and other insured enrollees and LSIA was a physician practice management company which managed the ophthalmic practice known as the "Northern New Jersey Eye Institute" under a management services agreement.

         We were incorporated in Delaware in 1987 but were inactive until 1991. In April 1993, we acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, LaserSight acquired The Farris Group. In July 1994, we were reorganized as a holding company. In October 1995, we acquired MEC. In July 1996, our LSIA subsidiary acquired the assets of the Northern New Jersey Eye Institute ("NNJEI"). In August of 1997 we formed LaserSight Patents which then acquired certain patents (the "IBM Patents") from International Business Machines Corporation. On December 30, 1997, we sold MEC and LSIA in a transaction that was effective as of December 1, 1997. In April 1998, we acquired the assets of the medical products division of Schwartz Electro-Optics, Inc. ("SEO Medical").

         The Company's principal office and mailing address are 3300 University Boulevard, Suite 140, Winter Park, Florida 32792.

                                  RISK FACTORS

         The Shares offered by the Prospectus involve a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks below are not the only risks facing our company. There may be additional risks and uncertainties not presently known to us or that we have deemed immaterial which could also negatively impact our business operations. If any of the following risks actually occur, it could have a material, adverse effect on our business, financial condition and results of operations. In that event, the trading price of our Common Stock could decline, and you may lose all or part of your investment. This Prospectus, and the documents incorporated by reference, may contain certain "forward-looking" statements as described in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements usually include words like "believes," "anticipates," and "expects" and describe our expectations for the future. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Prospectus.

         SHARES ELIGIBLE FOR FUTURE SALE. Except as provided below, substantially all of the Company's outstanding Common Stock (13,177,635 shares as of December 4, 1998) is freely tradable without restriction or further registration under the Securities Act (please note that 1,303,999 shares of the Company's outstanding Common Stock remain subject to the satisfaction of a prospectus delivery requirement), unless such shares are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The shares of Common Stock listed below are "restricted securities" for purposes of the Securities Act. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify for Rule 144 or another available exemption from the registration requirements of the Securities Act.

          o The 583,604 shares of our Common Stock (the "Foothill Shares") issuable upon the exercise (at an exercise price of $5.20 per share) of the warrants issued to Foothill Capital Corporation ("Foothill") are the subject of certain demand and piggyback registration rights.

          o Other shares of our Common Stock (the "Other Shares") which the Company may issue or may be required to issue in the future may become eligible for resale pursuant to Rule 144, the exercise of registration rights, or otherwise. See "Possible Dilutive Issuance of Common Stock--LaserSight Centers and Florida Laser Partners; --SEO Medical; --Series D Preferred Stock."

Sales, or the possibility of sales, of the Foothill Shares, or Other Shares, whether pursuant to a prospectus, Rule 144 or otherwise, could depress the market price of our Common Stock.

         PAST AND EXPECTED FUTURE LOSSES AND OPERATING CASH FLOW DEFICITS; NO ASSURANCE OF FUTURE PROFITS OR POSITIVE OPERATING CASH FLOWS. The following table presents a comparative analysis of net losses and deficits in cash flow from operations for the periods indicated below:

                                For the Nine Month Period Ended                  For the Twelve Month Period Ended
                                         September 30,                                       December 31,
                                -------------------------------                  ----------------------------------

                                  1998                     1997                       1997                 1996


Net Loss                       $5.9 million            $5.5 million                $7.3 million        $4.1 million

Deficit in Cash Flow From
Operations                     $9.7 million            $3.0 million                $4.4 million        $4.2 million


Although we achieved profitability during 1994 and 1995, we had a deficit in cash flow from operations of $1.9 million during 1995. In addition, we incurred losses in 1991 through 1993. As of September 30, 1998, we had an accumulated deficit of $17.7 million. As a result of our sale of MEC and LSIA in December 1997, our losses and deficits in cash flow from operations in future periods may be greater than if we had not sold MEC and LSIA. We expect to report a loss and deficit in cash flow from operations for the fourth quarter of 1998. In connection with the resolution of our litigation with Mercacorp, we expect to record a non-cash charge to earnings during the fourth quarter of 1998 of approximately $300,000. This non-cash charge is equal to the fair value of the warrants issued to Mercacorp. There can be no assurance that we can regain or sustain profitability or positive operating cash flow.

         UNCOLLECTABLE RECEIVABLES COULD EXCEED RESERVES. At September 30, 1998, our trade accounts and notes receivable totaled approximately $13.6 million net of allowances for collection losses and returns of approximately $2.1 million. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, totaled approximately $2.1 million at September 30, 1998. The amount of any loss that we may have to recognize in connection with our inability to collect receivables is principally dependent on our customer's ongoing financial condition and their ability to generate revenues from our laser systems. In addition, approximately 94% of our net receivables at September 30, 1998 and 90% of our net receivables at December 31, 1997, related to international accounts. Our ability to evaluate the financial condition and revenue generating ability of our prospective customers located outside of the United States, and our ability to obtain and enforce legal judgments against non-U.S. customers is generally more limited than for our customers located in the U.S. Although we monitor the status of our receivables and maintain a reserve for estimated losses, we cannot assure you that our reserves for estimated losses (approximately $1.9 million at September 30, 1998) will be sufficient to cover the amount of our actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on our consolidated financial condition and results of operations.

         RESTRUCTURING OF RECEIVABLES. At September 30, 1998, we had extended the original payment terms of laser customer accounts totaling approximately $963,000 (7% of the net receivables as of such date) by periods ranging from 12 to 60 months. Our liquidity and operating cash flow may be adversely affected if additional extensions become necessary in the future. In addition, it may be more difficult to collect laser system receivables if the payment schedule extends beyond the expected or actual economic life of the laser system.

         POTENTIAL LIQUIDITY PROBLEMS. During the three months ended September 30, 1998, we experienced a $2.5 million deficit in cash flow from operations. This deficit in cash flow largely resulted from the loss we incurred during the period and increases in inventory and receivables, and was partially offset by depreciation and amortization and increases in liabilities. We expect that any improvements in cash flow from operations will depend on, among other things, our ability to market, produce and sell our new LSX laser systems in larger quantities and our ability to market, produce and sell our Automated Disposable Keratome (A*D*K) product on a commercial basis. During the third quarter of 1998, LSX laser system sales accounted for the majority of laser systems sold, and we expect sales of our LSX laser system to make a more significant contribution to our operating results in the future. Because we are still in the process of completing the clinical validation of and refinements to the manufacturing processes for our A*D*K product, we do not expect commercial shipments of the A*D*K in the fourth quarter of 1998. We believe that our balances of cash and cash equivalents will be sufficient to fund our anticipated working capital requirements for the next 12-month period. However, our belief is based on modest growth and anticipated timely collection of receivables and entry into the U.S. marketplace with keratome related products and/or the LSX system. If we do not collect a material portion of current receivables in a timely manner, or if we experience significant further delays in the shipment of our A*D*K product, or experience less market demand for our products than we anticipate, our liquidity could be materially adversely affected.

         UNCERTAINTY REGARDING AVAILABILITY OR TERMS OF CAPITAL TO SATISFY POSSIBLE ADDITIONAL NEEDS. We may need additional capital to fund our operation and other initiatives, including:

         o        Any future negative cash flow from operations.

         o Certain cash payment obligations under our LASIK Pre-Market Approval ("PMA") application acquisition agreement of July 1997 with Photomed, as amended in September 1998.

         o Additional working capital necessary to develop a production line for our LASIK laser system and to obtain the GMP (Good Manufacturing Practices) clearance from the Food and Drug Administration ("FDA") that is required for the commercial sale of the LASIK laser system.

         o Additional working capital necessary to support the commercial introduction of our laser systems into the U.S. market upon FDA approval. (We began incurring such expenses in the second half of 1998.)

         o Additional working capital necessary to more fully develop our mobile refractive laser business plan and other possible business lines and products.

In addition, we may seek alternative sources of capital to fund our product development activities and to consummate future strategic acquisitions. At this time, we have no commitments from third parties to supply additional capital, and there can be no assurance as to whether or on what terms we could obtain additional capital.

         To the extent that we satisfy our future financing requirements through the sale of equity securities, our stockholders may experience significant dilution in earnings per share and in net book value per share. Such dilution may be more significant if we sell Common Stock at a price below current market prices or sell additional preferred stock with a conversion price linked to the market price of the Common Stock at the time of conversion. Debt financing could result in a substantial portion of our cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render us more vulnerable to competitive pressures and economic downturns. If we need but cannot obtain additional capital on satisfactory terms, we may be required to sell assets.

         POSSIBLE DILUTIVE ISSUANCES OF COMMONS STOCK. Each of the following issuances of Common Stock may depress the market price of the Common Stock:

                  LaserSight Centers and Florida Laser Partners. Based on previously-reported agreements entered into in 1993 in connection with our acquisition of LaserSight Centers (our development-stage subsidiary) and modified in July 1995 and March 1997, we may be obligated as follows:

         o To issue up to 600,000 unregistered shares of Common Stock ("Centers Contingent Shares") to the former stockholders and option holders of LaserSight Centers (including two trusts related to our Chairman of the Board and certain of our former officers and directors). The Centers Contingent Shares will be issued only if we achieve certain pre-tax operating income levels through March 2002. Such income levels must be related to our use of a fixed or mobile excimer laser to perform photorefractive keratectomy (PRK), the arranging for the delivery of PRK or receipt of license or royalty fees associated with patents held by LaserSight Centers. The Centers Contingent Shares are issuable at the rate of one share per $4.00 of such operating income.

         o To pay to a partnership whose partners include our Chairman of the Board and certain of our former officers and directors a royalty of up to $43 (payable in cash or in shares of Common Stock ("Royalty Shares")), for each eye on which PRK is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates.

         o Royalties do not begin to accrue until the earlier of March 2002 or the delivery of all of the 600,000 Centers Contingent Shares.

                  As of December 4, 1998, we have not accrued any obligation to issue Centers Contingent Shares or Royalty Shares. We cannot assure you that any issuance of Centers Contingent Shares or Royalty Shares will be accompanied by an increase in our per share operating results. We are not obligated to pursue strategies that may result in the issuance of Centers Contingent Shares or Royalty Shares. It may be in the interest of our Chairman of the Board for us to pursue business strategies that maximize the issuance of Centers Contingent Shares and Royalty Shares.

                  Photomed. If the FDA approves (for general commercial use) a LaserSight-manufactured laser system in the treatment of farsightedness that uses part or all of the know-how of the laser technology we acquired from Photomed, we would be required to issue additional shares of Common Stock with a market value of up to $1.0 million (based on the average closing price of the Common Stock during the preceding 10-day period) to the former Photomed stockholders. If such approval is not received by June 1, 1999, this obligation will decrease by approximately $2,740 per day each day thereafter, and the obligation will be eliminated entirely on June 1, 2000. As of December 7, 1998, the number of additional shares issuable would have been 196,000. Depending on whether and when such FDA approval is received and on the market price of the Common Stock at the time of any such approval, the actual number of additional shares of Common Stock issuable could be more (but not more than permitted under the listing rules of The NASDAQ Stock Market) or less than this number.

                  SEO. In connection with our acquisition of SEO Medical in April 1998, we agreed to issue up to 223,280 additional shares of Common Stock if the average of the bid and ask prices of Common Stock for the five trading day period immediately prior to April 15, 1999 is less than $5.00 per share. All 223,280 shares of Common Stock will be issuable unless such price is more than $2.36 per share.

                  Foothill Warrant. In April 1996, we issued to Foothill a warrant to purchase 500,000 shares of Common Stock (the "Foothill Warrant") at a price of $6.067 per share. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price if we sell Common Stock or Common Stock-equivalents (such as convertible securities or warrants) at a price per share that is (or could be) less than the fair market value of the Common Stock at the time of such sale (a "Below-Market issuance"). To date, such anti-dilution adjustments have resulted in
         (1) an increase in the number of Foothill Warrant shares to 583,604, and (2) a reduction to the exercise price of the Foothill Warrant shares to $5.20 per share. Additional anti-dilution adjustments to the Foothill Warrant could also result from any future Below-Market Issuance.

                  Series B Warrant. In connection with our issuance of the Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock") in August 1997, we issued to the former holders of the Series B Preferred Stock warrants to purchase 750,000 shares of Common Stock (the "Series B Warrant") at a price of $5.91 per share at any time before August 29, 2002. In connection with a March 1998 agreement whereby we obtained the option to repurchase the Series B Preferred Stock and a lock-up on conversions, the exercise price of the Series B Warrant shares was reduced to $2.753 per share. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a Below-Market Issuance. To date, such anti-dilution adjustments and other agreements among the former holders of the Series B Preferred Stock and us have resulted in (1) an increase in the number of Series B Warrant shares to 762,616, and (2) a reduction to the exercise price of Series B Warrant shares to $2.71 per share. Additional anti-dilution adjustments to the Series B Warrants could also result from any future Below-Market Issuance. As of December 4, 1998, 140,625 of such warrants had been exercised.

                  Shoreline Warrant. In connection with our sale of the Series B
         Preferred Stock in August 1997, we issued to four individuals associated with our placement agent warrants to purchase 40,000 shares of Common Stock (the "Shoreline Warrant") at a price of $5.91 per share at any time before August 29, 2002. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a Below-Market Issuance. In connection with our sale of the Series C Convertible Participating Preferred Stock ("Series C Preferred Stock") and the Series D Convertible Participating Preferred Stock ("Series D Preferred Stock"), such anti-dilution adjustments have resulted in (1) an increase in the number of Shoreline Warrant shares to 40,673, and (2) a reduction to the exercise price of Shoreline Warrant shares to $5.81 per share. Additional anti-dilution adjustments to the Shoreline Warrants could also result from any future Below-Market Issuance of Common Stock.

                  Series D Preferred Stock. In accordance with the terms of our Certificate of Designation, Preferences and Rights of the Series D Preferred Stock, the holders of the Series D Preferred Stock are entitled to certain anti-dilution adjustments if we issue Common Stock or Common Stock-equivalents (such as convertible securities or warrants) at a price per share (or having a conversion or exercise price per share) less than $4.00 per share.

         ACQUISITION AND FINANCING-RELATED CONTINGENT COMMITMENTS TO ISSUE ADDITIONAL COMMON SHARES. We may from time to time include as part of the terms of future acquisitions and financings, provisions that would require us to issue additional shares of Common Stock at a future date based on the market price of our Common Stock at such date. The beneficiaries of such provisions effectively receive some protection from declines in the market price of our Common Stock, but our other stockholders will incur additional dilution of their ownership interest in the event of a decline in the price of the Common Stock. Such dilution may be increased by the anti-dilution protection provisions in the Foothill Warrant, the Series B Warrant and the Shoreline Warrant that may increase the number of shares issuable under each of such warrants and decrease the exercise price of such warrants. Some of the factors we consider when we determine whether to include such provisions our cash resources, the trading history of Common Stock, the negotiating position of the selling party or the investors, and the extent to which we estimate that the expected benefit from the acquisition or financing exceeds the expected dilutive effect of the price-protection provision.

         DEPENDENCE ON KEY PERSONNEL. Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Michael R. Farris, our President and Chief Executive Officer, and J. Richard Crowley, the President and Chief Operating Officer of our Company's LaserSight Technologies subsidiary. A loss of one or more such officers or key employees, especially of Mr. Farris or Mr. Crowley, could have a material adverse effect on our business. We do not carry "key man" insurance on Mr. Farris, Mr. Crowley or any other officers or key employees.

         As we continue the clinical development of our excimer lasers and other products and prepare for regulatory approvals and other commercialization activities, we will need to continue to implement and expand our operational, financial and management resources and controls. If we fail to attract and retain experienced individuals for necessary positions, and if we are unable to effectively manage growth in our domestic and international operations, our business, financial condition and results of operations could be materially adversely affected.

         RISKS ASSOCIATED WITH PAST AND POSSIBLE FUTURE ACQUISITIONS. We have made several significant acquisitions since 1994, including TFG in 1994, Photomed in 1997 and 1998, IBM Patents in August 1997 and our acquisition of SEO Medical in April 1998. These acquisitions, as well as any future acquisition, may not achieve adequate levels of revenue, profitability or productivity or may not otherwise perform as expected. Acquisitions involve special risks, including unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on operating results resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired businesses. Although we are currently focusing on our existing operations, our ability to achieve growth through acquisitions in the future will depend on a number of factors. Some of these factors include the availability of attractive acquisition opportunities, the availability of funds needed to complete acquisitions, the availability of working capital needed to fund the operations of acquired businesses and the effect of existing and emerging competition on operations. There can be no assurance that we will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or successfully integrate acquired businesses into our existing operations once an acquisition has been completed.

         AMORTIZATION OF SIGNIFICANT INTANGIBLE ASSETS; GOODWILL. Goodwill is an intangible asset that represents the difference between the total purchase price of the acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangible assets are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces our net income (or increases our net loss). Of our total assets at September 30, 1998, approximately $16.9 million (34%) were intangible assets. The following table presents an analysis of our significant intangible assets and goodwill at September 30, 1998:

                                                        Value of Assets                         Amortization Period
                                                        ---------------                         -------------------

Goodwill                                                  $6.7 million                                12-20 years

Cost of Patents                                           $4.5 million                                8- 17 years

Acquired Licenses and Technology                          $5.7 million                            31 months -12 years


The 12-year amortization period for acquired technology was determined based on our best judgment as to the most likely life span of a solid-state laser product and related patent. The major factors involved in our ongoing assessment are whether there will be a market for solid-state as an improvement to existing excimer laser technology and that there is an industry and marketplace interest in such development that can be successfully pursued by us or others that will result in revenue from the associated patent. A reduction in net income resulting from the amortization of goodwill and other intangible assets may have an adverse impact upon the market price of our Common Stock. In addition, in the event of a sale or liquidation of the Company or our assets, there can be no assurance that the value of such intangible assets would be recovered.

         In accordance with SFAS 121, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. In such cases, the carrying amount of the asset is compared to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be computed and recognized in accordance with SFAS 121. Expected cash flows are based on factors including historical results, current operating budgets and projections, industry trends and expectations, and competition.

         We continue to assess the current results and future prospects of TFG in view of the substantial reduction in the subsidiary's operating results in 1996 and 1997. TFG's operating results have improved in 1998 when compared to 1996 and 1997. If TFG is unsuccessful in continuing to improve its financial performance, some or all of the carrying amount of goodwill recorded ($3,790,000 at September 30, 1998) may be subject to an impairment adjustment.

         YEAR 2000 COMPLIANCE. We understand the material nature of the business issues surrounding computer processing of dates into and beyond the Year 2000 ("Y2K"). Any computer program or computer chip controlled device could harbor a Y2K processing issue. Typically, Y2K issues arise from systems or software processing only two digits representing a date. The century digits, if not present ("19" for years 1900-1999, or "20" for years beginning in 2000), usually lead to false results from computer controlled systems and are the most pervasive issue.

         We recognize that these issues exist within our computer programs and computer chip controlled devices and are taking corrective action. Our actions to address Y2K issues began with the development of a comprehensive plan to assess the actual and potential Y2K impact on our operations, both in information technology ("IT") areas and non-information technology ("Non-IT") areas. Our assessment included our manufacturing and operating systems and the readiness of vendors and other third parties upon whom we rely.

         Our IT systems are microcomputer-based and consist of standard software purchased from outside vendors. All software is being identified and assessed to determine the extent of modification required in order to be Y2K compliant. We believe that all software will be made Y2K compliant before the end of June 1999 through vendor-provided updates or replacement with other Y2K compliant hardware and software. We, as has been planned for some time, are also replacing our financial and accounting software, and expect to have the majority of such new software implemented by the end of January 1999. The vendors of our financial and accounting software have represented to us that the software is Y2K compliant. Our IT inventory related to Y2K compliance is approximately 50%
complete, the remediation assessment of problem areas is approximately 25% complete, and testing, including validation of compliance, is expected to begin in January 1999 and be completed by the end of April 1999.

         For our Non-IT systems, we are in the process of identifying third parties with which we have a significant relationship that, in the event of a Y2K failure, could have a material impact on our financial position or operating results. The third parties include utility suppliers, material and supply vendors, communication vendors and our significant distributors. Some of these relationships, especially those associated with certain suppliers and distributors, are material to us and a Y2K failure by one or more of these parties could have a material adverse effect on our operating results and financial position. We are corresponding with these business partners and service providers to assess their ability to support our operations with respect to each of their Y2K issues. The issues that are identified as part of this process will be prioritized in order of significance to our operations and we will take corrective action as appropriate. We have contacted approximately 90% of our vendors, business partners and service providers. Approximately 40% have responded to date, and we are currently assessing their responses. This process will likely continue throughout the current and subsequent fiscal year.

         For Y2K issues which, if not timely resolved, could have a significant impact on our operations, we intend to develop contingency plans. These plans will be designed to minimize the impact of failure to achieve Y2K compliance. Such contingency plans are expected to be developed by the end of March 1999.

         We estimate the costs to address Y2K issues will total $150,000, of which approximately $20,000 has been incurred to date. Such costs will be expensed as incurred, and will exclude the costs of our new financial and accounting software. Y2K compliance related costs are estimated to be 50% of our total IT expense budget through the end of 1999. No material IT projects are expected to be delayed.

         Due to the general uncertainty inherent in our Y2K compliance, mainly resulting from our dependence upon the Y2K compliance of the government agencies, suppliers, vendors and distributors with whom we and our service providers deal, we are unable to determine at this time our most reasonably likely worst case scenario. While costs related to the lack of Y2K compliance of third parties, business interruptions, litigation and other liabilities related to Y2K issues could materially and adversely affect our business, results of operations and financial condition, we expect our Y2K compliance efforts to reduce significantly our level of uncertainty about the impact of Y2K issues affecting both IT and Non-IT systems.

         GOVERNMENT REGULATION. Our laser products are subject to strict governmental regulations which materially affect our ability to manufacture and market these products and directly impact our overall prospects. All laser devices marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the FDA. The regulations impose design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. Our laser systems produced for medical use require PMA approval by the FDA before we can ship our laser systems for use in the U.S. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device.

         If and when our laser systems receive PMA approval by the FDA, we will be required to obtain GMP clearance with respect to our manufacturing facilities. These regulations impose certain procedural and documentation requirements with respect to our manufacturing and quality assurance activities. Our facilities will be subject to inspections by the FDA, and if any noncompliance with GMP guidelines is noted during facility inspections, the marketing of our laser products may be adversely affected. In addition, if any of our suppliers of significant components or sub-assemblies cannot meet our quality requirements, we could be delayed in producing commercial systems for the U.S. market.

         Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution.

         Laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. In particular, all member countries of the European Economic Union ("EU") require CE Mark certification of compliance with the EU medical directives as the standard for regulatory approval for sale of laser systems in EU member countries. Both of our LSX and LaserScan 2000 laser systems have received CE Mark certification, the former of which was received in September 1998.

         We cannot determine the costs or time it will take to complete the approval process and the related clinical testing for our medical laser products. Future U.S. legislative or administrative requirements, or elsewhere, may adversely affect our ability to obtain or retain regulatory approval for our laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

         UNCERTAINTY CONCERNING PATENTS--INTERNATIONAL. If our lasers infringe upon any valid and enforceable patents in international markets, we may be required to obtain licenses for such patents. If such licenses are not obtained, we might be prohibited from manufacturing or marketing our excimer lasers in those countries where patents are in effect. Our international sales accounted for 88% of our total revenues during the nine month period ended September 30, 1998 and 42% of our total revenues during the same period in 1997. In the future, until we receive necessary regulatory approvals and enter the U.S.
market (or with respect to those products that do not require regulatory approval, otherwise enter the U.S. market) in a significant way with our products, we expect our percentage of international sales to be more comparable to the sales percentages which were reported for the nine months ended September 30, 1998.

         UNCERTAINTY CONCERNING PATENTS--U.S. In 1992, two of our competitors, Summit Technology, Inc. ("Summit") and Visx, Inc. ("Visx") formed a U.S. partnership, Pillar Point Partners ("Pillar Point"), to pool certain of their patents related to corneal sculpting technologies. On June 9, 1998, Summit and Visx announced that they had reached agreement on the dissolution of Pillar Point to be effected as soon as possible. As a part of this dissolution, Summit and Visx granted each other a worldwide, royalty free cross-license whereby each party will have full rights to license all existing patents owned by either company relating to laser vision correction for use with their systems.

         If our lasers infringe upon any valid and enforceable patents held by Visx or Summit in the U.S., we may be required to obtain a license for such patents and pay royalties and per procedure fees to Visx or Summit for all revenues we generate in the U.S. If such licenses are required but not obtained, we might be prohibited from manufacturing or marketing our excimer lasers in the U.S. In connection with our March 1996 settlement of litigation with Pillar Point, we agreed to notify Pillar Point before we begin manufacturing or selling our laser systems in the U.S. As of this date, we have not obtained a U.S. license from either of Summit or Visx, and the actual per procedure fee and other terms of any license, if such license is granted, have not been determined.

         In addition, there may be other U.S. and foreign patents for which we will need to negotiate licenses in order to sell, lease or use the excimer lasers in certain markets. There can be no assurance that we or our customers will be successful in securing licenses, including any necessary licenses from Summit or Visx, or that if we obtain licenses, such licenses will be on acceptable terms. The failure to either obtain required licenses or to obtain licenses on acceptable terms could materially adversely effect our business.

         COMPETITION. The vision correction industry is subject to intense, increasing competition. We compete against both alternative and traditional medical technologies (such as eyeglasses, contact lenses and radial keratotomy
(RK)) and other laser manufacturers. Many of our competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. A number of lasers manufactured by other companies have either received, or are much further advanced in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than our lasers. The entry of new competitors into the markets for our products could cause downward pressure on the prices of such products and have a material adverse effect on our business, financial condition and results of operations.

         TECHNOLOGICAL CHANGE. Technological developments in the medical and laser industries are expected to continue at a rapid pace. Newer technologies and surgical techniques could be developed which outperform our laser systems. The success of any competing alternatives to PRK and LASIK could have a material adverse effect on our business, financial condition and results of operations.

         NEW PRODUCTS. We may experience difficulties that could further delay or prevent the successful development, introduction and marketing of our recently-announced A*D*K, and other new products and enhancements. These new products and enhancements may not be readily accepted in the marketplace. As is typical in the case of new and rapidly evolving industries, demand and market for recently-introduced technology and products is uncertain. In addition, announcements of new products (whether for sale in the near future or at some later date) may cause customers to defer purchasing our existing products.

         MINIMUM PAYMENTS UNDER A*D*K LICENSE AGREEMENT. In addition to the risk that the A*D*K will not be accepted in the marketplace, (see "--New Products" above), we are required to make certain minimum payments to the licensors under our A*D*K limited exclusive license agreement. Under the agreement, we are required to pay a total of $300,000 in two installments due six and 12 months after the date of our receipt of completed limited production molds and to provide an excimer laser (such laser was provided during the quarter ended June 30, 1998). We expect to receive such molds during the fourth quarter of 1998. In addition, commencing seven months after such date, we will be required to make royalty payments (50% of our defined gross profits from A*D*K sales) in the minimum amount of $400,000 per calendar quarter for a period of eight quarters.

         UNCERTAINTY  OF MARKET  ACCEPTANCE OF  LASER-BASED  EYE  TREATMENT.  We
believe that whether we achieve profitability and growth will depend, in part, upon broad acceptance of PRK or LASIK in the U.S. and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be adversely affected by:

                  o    The cost of the procedure
                  o    Possible concerns relating to safety and efficacy
                  o    The public's general resistance to surgery
                  o The effectiveness and lower cost of alternative methods of correcting refractive vision disorders
                  o    The lack of long-term follow-up data
                  o    The possibility of unknown side effects
                  o    The lack of third-party  reimbursement for the procedures
                  o Future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems
                  o The possible shortages of ophthalmologists trained in the procedures.

The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on our business, financial condition and results of operations.

         INTERNATIONAL SALES. Our business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. In addition, international sales may be limited or disrupted by:

                  o    The imposition of government controls
                  o    Export license requirements
                  o    Political instability
                  o    Trade restrictions
                  o    Changes in tariffs
                  o Difficulties in staffing and coordinating communications among and managing international operations.

         Because all of our sales have been denominated in U.S. dollars, we do not have exposure to typical foreign currency fluctuation risk. However, due to our export sales, we are subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could in turn result in reduced sales, longer payment cycles and greater difficulty in collecting receivables. See "--Receivables" above. Although we have not experienced any material adverse effect on our operations as a result of such regulatory, political and other factors, such factors may have a material adverse effect on our operations in the future or require us to modify our business practices.

         POTENTIAL PRODUCT LIABILITY CLAIMS; LIMITED INSURANCE. Our business exposes us to potential product liability risks that are inherent in the development, testing, manufacture, marketing and sale of medical devices. While we maintain product liability insurance, we cannot assure you that any such liability will be covered by our insurance or that damages will not exceed the limits of our coverage. An award of damages in excess of our insurance coverage could materially adversely effect our business, financial condition and results of operations. Our "claims made" product liability insurance coverage is limited to $10 million and our general liability insurance coverage is limited to $6 million, including up to $5 million of coverage under an excess liability policy. We have agreed in the past, and we will likely agree in the future, to indemnify certain medical institutions and personnel who conduct and participate in our clinical studies.

         SUPPLIER RISKS. We contract with third parties for certain components incorporated in our lasers. Certain key components are provided by a single vendor. If any of these sole-source suppliers cease providing us with components, we would have to locate and contract with a substitute supplier. We cannot assure you that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. An interruption in the supply of critical laser components could have a material adverse effect on our business, financial condition and results of operations.

         NO BACKLOG; CONCENTRATION OF SALES AT END OF QUARTER. In the past, we have operated with little or no backlog because our products are generally shipped as orders are received. Historically, we have received and shipped a significant portion of orders for a particular quarter near the end of the quarter. As a result, our operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.

         ANTI-TAKEOVER MEASURES, POTENTIAL ADVERSE EFFECT ON COMMON STOCK PRICE. Our Certificate of Incorporation authorizes our Board of Directors to issue shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any vote or action by the stockholders. The issuance of Preferred Stock under such circumstances could have the effect of delaying or preventing a change in control of the Company. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be created and issued in the future. On July 2, 1998, we adopted a stockholder rights agreement and declared a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of Common Stock. The Rights will be exercisable only if a person or group (other than certain exempt persons) acquires 15% or more of our Common Stock. One of the effects of the provisions described above may be to discourage a future attempt to acquire control of us that is not presented to and approved by our Board of Directors, but which a substantial number, and perhaps even a majority of our stockholders, might believe to be in their best interests or in which stockholders might receive a substantial premium for their shares over the current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Warrant Shares or the Kremer Shares by the Selling Stockholders. If all of the Warrants are exercised, the Company will realize proceeds in the amount of $6,750,000. Such proceeds will be contributed to the working capital of the Company and used for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth the actual capitalization of the Company at September 30, 1998 and proforma capitalization on that date assuming exercise of the warrants into common stock.

                                                             Actual                 Proforma
                                                             ------                 --------

Long-term obligations                                       $ 500,000           $    500,000

Stockholders' equity:

         Convertible Preferred Stock, Series
         C, par value $.001 per share,
         authorized 2,000,000; actual
         2,000,000 shares                                       2,000                  2,000


         Convertible  Preferred  Stock,  Series
         D, par value  $.001 per  share,
         authorized 2,000,000; actual
         2,000,000 shares
                                                                2,000                  2,000
         Common Stock, par value $.001 per
         share authorized 40,000,000 shares;
         actual 13,312,835 shares                             13,313                  14,813

         Additional paid-in capital                       59,073,323              65,821,823

         Stock subscription receivable                     (1,140,000)            (1,140,000)

         Accumulated deficit                              (17,730,224)           (17,730,224)

         Treasury stock, at cost 155,200
            shares                                           (576,884)              (576,884)
                                                         ------------           ------------


Total capitalization and stockholders'
equity                                                    $40,143,528            $46,893,528
                                                         ============           ============

                            DESCRIPTION OF SECURITIES

         The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of December 4, 1998, the Company had outstanding
(i) 13,177,635 shares of Common Stock (not including any shares of Common Stock issuable upon the conversion of Preferred Stock or the exercise of outstanding options and warrants to acquire Common Stock), (ii) 2,000,000 shares of Series C Preferred Stock, and (iii) 2,000,000 shares of Series D Preferred Stock. No shares of the Series A Convertible Preferred Stock (issued in January 1996) or the Series B Convertible Participating Preferred Stock (issued in August 1997) are outstanding.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of Preferred Stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

         The Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

         Series A and Series B Preferred Stock

         On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share, and on August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. All such shares have been converted, redeemed or repurchased.

         Series C Preferred Stock

         On June 5, 1998, the Company issued 2,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock is convertible into Common Stock at the option of the holders of the Series C Preferred Stock at any time until June 5, 2001, on which date all shares of Series C Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to customary anti-dilution adjustments. For a more detailed description of the terms of the Series C Preferred Stock see the Company's Form 8-A/A (Amendment No. 4) filed with the SEC on June 25, 1998 which is incorporated herein by reference.

         Series D Preferred Stock

         On June 12, 1998, the Company issued 2,000,000 shares of Series D Preferred Stock. The Series D Preferred Stock is convertible into Common Stock at the option of the holders of the Series D Preferred Stock at any time until June 12, 2001, on which date all shares of Series D Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to customary and certain anti-dilution adjustments discussed below.

         The holders of the Series D Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues or sells any shares of Common Stock (or Common Stock equivalents) before June 12, 2001 at a price per share (or having a conversion or exercise price per share) less than $4.00 per share. In the event of such an issuance, subject to all applicable listing rules of The Nasdaq Stock Market, the conversion price of the Series D Preferred Stock will be adjusted in order to allow the Series D Preferred Stock to convert into that number of shares of Common Stock which will maintain the Series D Preferred Stock holders' percentage level of ownership of the Company's Common Stock outstanding (including Series C Preferred Stock and Series D Preferred Stock which is convertible into Common Stock) as such ownership exists immediately prior to such below $4.00 per share issuance. This anti-dilution adjustment only relates to the conversion price of the Series D Preferred Stock and does not result in adjustments to the number of shares of Common Stock, if any, held by the holders of the Series D Preferred Stock. For a more detailed description of the terms of the Series D Preferred Stock see the Company's Form 8-A/A
(Amendment No. 4) filed with the SEC on June 25, 1998 which is incorporated herein by reference.

         Series E Preferred Stock

         The Board of Directors has designated 500,000 shares of Series E Junior Participating Preferred Stock (the "Series E Preferred Stock") in connection with the adoption of the Stockholders Rights Agreement described below. Because of the nature of the Series E Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series E Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. The Series E Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series E Preferred Stock will be entitled to the greater of (i) a preferential quarterly dividend payment of $1.00 per share or (ii) an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series E Preferred Stock will be entitled to a preferential liquidation payment of $1,000 per share, plus an amount equal to 1,000 times the aggregate amount to be distributed per share of Common Stock. Each share of Series E Preferred Stock will have 1,000 votes, voting together with the Common Stock except as otherwise required by law. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series E Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Stockholder Rights Plan

         The Board of Directors adopted a Stockholder Rights Agreement in July 1998 and declared a dividend of one preferred share purchase right ("Right") on each outstanding share of the Company's Common Stock payable to stockholders of record as of the close of business on July 13, 1998 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the holder thereof to purchase from the Company one-thousandth of a share of Series E Preferred Stock of the Company at an exercise price of $20.00 per one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Stock certificates.

         An "Acquiring Person" is a person or group of affiliated or associated persons who have acquired beneficial ownership of 15% or more of the outstanding Common Stock, other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or its subsidiaries ("Exempt Persons"); provided, however that (i) in no event shall any Exempt Person be deemed to be an Acquiring Person, (ii) no person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which increases the proportionate number of shares beneficially owned by such person and its affiliates and associates to 15% or more of the Common Stock then outstanding (provided, however, that if such person becomes the beneficial owner of 15% or more of the Common Stock then outstanding by reason of share acquisitions by the Company and, after such share acquisitions, (A) acquires beneficial ownership of an additional number of shares of Common Stock which exceeds the lesser of 10,000 shares of Common Stock or 0.25% of the then-outstanding Common Stock, and
(B) beneficially owns after such acquisition 15% or more of the aggregate number of Common Stock then outstanding, then such person shall be deemed to be an Acquiring Person), (iii) no person who, together with its affiliates and associates, was the beneficial owner of 15% or more of the aggregate number of shares of Common Stock of the Company outstanding as of 5:00 p.m., New York time, on July 2, 1998 shall be deemed an Acquiring Person (provided, however, that if such person or any of its affiliates and associates, after 5:00 p.m., New York time, on July 2, 1998, (A) acquires beneficial ownership of an additional number of shares of Common Stock which exceeds 2% of the then-outstanding Common Stock and (B) beneficially owns after such acquisition 15% or more of the aggregate number of shares of Common Stock of the Company then outstanding, then such person shall be deemed to be an Acquiring Person), and (iv) if the Board of Directors of the Company determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 2, 2008 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, as described below.

         The Purchase Price payable, and the number of shares of Series E Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series E Preferred Stock, (ii) upon the grant to holders of the Series E Preferred Stock of certain rights or warrants to subscribe for or purchase Series E Preferred Stock at a price, or securities convertible into Series E Preferred Stock with a conversion price, less than the then-current market price of the Series E Preferred Stock, or (iii) upon the distribution to holders of the Series E Preferred Stock of evidences of indebtedness, assets or capital stock (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series E Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company will not be required to issue fractional Common Stock or Series E Preferred Stock (other than fractions which are integral multiples of one-thousandth of a share of Series E Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock or Series E Preferred Stock on the last trading day prior to the date of exercise.

         If any person or group becomes an Acquiring Person, then each holder of a Right (other than Rights beneficially owned by the Acquiring Person, any Associate or Affiliate thereof (as such terms are defined in the Rights Agreement), and certain transferees thereof, which will be void) will have the right to receive upon exercise of such Right that number of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

         If at any time after the time that any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, any Associate or Affiliate thereof, and certain transferees thereof, which will be void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after the time that any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights beneficially owned by such person or group, any Associate or Affiliate thereof, and certain transferees thereof, which will be void), in whole or in part, at an exchange ratio of one share of Common Stock or one-thousandth of a share of Series E Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

         At any time prior to the time that any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), which may (at the option of the Company) be paid in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the time that any person becomes an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may make the Rights redeemable if the Rights are not then redeemable in accordance with the terms of the Rights Agreement or may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors.

Delaware Law and Certain Charter Provisions

                  The provisions of the Company's Charter and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors.

         The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The By-laws may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Board of Directors.

         The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

         In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent and to an assignee of the placement agent, the 1996 Warrants to purchase a total of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

         In connection with the establishment of its Foothill credit facility in April 1997, the Company issued the Foothill Warrants, subject to certain anti-dilution adjustments. In connection with its sale of Series B Preferred Stock in August 1997 and subsequent conversion of such preferred shares into Common Stock, the sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments have resulted in (i) an increase in the number of Foothill Warrant shares to approximately 583,604, and (ii) a reduction to the exercise price of the Foothill Warrant shares to approximately $5.20 per share. Additional anti-dilution adjustments to the Foothill Warrant could also result from any future below-market sales of Common Stock by the Company. The Foothill Warrant may be exercised at any time through April 1, 2002.

         In connection with its sale of the Series B Preferred Stock in August 1997, the Company issued the Series B Warrant and the Shoreline Warrant subject to certain anti-dilution adjustments. As a result of the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments and other agreements among the former holders of the Series B Preferred Stock and the Company have resulted in (i) an increase in the number of Series B Warrant shares to approximately 762,616, and (ii) a reduction to the exercise price of Series B Warrant shares to approximately $2.71 per share. As of December 4, 1998, 140,625 of such warrants have been exercised. With respect to the Shoreline Warrant the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock triggered anti-dilution adjustments which resulted in (i) an increase in the number of Shoreline Warrant shares to approximately 40,673, and (ii) a reduction to the exercise price of the Shoreline Warrant shares to approximately $5.81 per share. The Company is obligated to maintain the effectiveness of the registration of the Series B Warrant shares under the Securities Act. The Series B Warrant and the Shoreline Warrant may be exercised at any time through August 29, 2002.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with regard to the beneficial ownership of Common Stock by the Selling Stockholders, and the number of shares of Common Stock to be offered by the Selling Stockholders.

                                            Common Stock                                   Common Stock Beneficially
                                            Beneficially Owned Prior                       Owned After the Offering
                                            To Offering                                    ------------------------
                                            -----------                     Shares of
                                                                            Common
  Selling Stockholder                       Number of     Percent of        Stock          Number          Percent of
                                            Shares (1)    Outstanding (2)   to be Sold     of Shares       Outstanding
                                            ----------    ---------------    ----------    ---------       -----------
Mercacorp, Inc.                              1,500,000       10.2%         1,500,000              0              0
Frederic B. Kremer                             401,385        3.0%            90,000        311,385            2.4%
Linda Kremer                                   296,890        2.3%            90,000        206,890            1.6%
Robert Sataloff, Trustee for Alan
   Stewart Kremer, u/t/d December 27,
   1991                                         12,370         *               3,750          8,620             *
Robert Sataloff, Trustee for Mark
   Adam Kremer, u/t/d December 27,
   1991                                         12,370         *               3,750          8,620             *


*        Less than 1%.

    (1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days.

    (2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                              PLAN OF DISTRIBUTION

         Warrant Shares. The Company will issue the Warrant Shares from time to time upon the exercise of the Warrants by the holders thereof. Upon issuance, such shares will be "restricted securities" for purposes of the Securities Act. The Company has granted certain registration rights to such Selling Stockholders, and this Registration Statement is being issued as a result of those rights. The Company shall receive from such holders the exercise price of the Warrants upon such exercise. See "Use of Proceeds." The Company will not receive any of the proceeds from the sale of the Warrant Shares.

         Kremer Shares. The Company issued the Kremer Shares in connection with the Letter Agreement dated September 9, 1998 by and between the Company and the parties thereto. Upon issuance by the Company the Shares were "restricted securities" for purposes of the Securities Act. However, pursuant to the Letter Agreement, the Company provided certain registration rights to the Selling Stockholders, and the Kremer Shares are being registered under this registration statement as a result of those rights. The Company will not receive any of the proceeds from sales of the Kremer Shares.

         Pursuant to this Prospectus, holders of the Shares may resell from time to time all or a portion of such Shares. The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of Common Stock and that the Shares will be offered for sale in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of both, at prices related to such prevailing market prices at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through one or more broker-dealers or agents. In the event that one or more broker-dealers or agents agree to sell the Shares, they may do so by purchasing the Shares as principals or by selling the Shares as agents for the Selling Stockholders. Any such broker-dealer may receive compensation from the Selling Stockholders in the form of underwriting discounts, concessions or commissions and may receive commissions from purchasers of the Shares for whom it may act as agent. If any such broker-dealer purchases the Shares as principal, it may effect resales of the Shares from time to time to or through other broker-dealers, and such other broker-dealers may receive compensation in the form of concessions and commissions from the Selling Stockholders or purchasers of the Shares for whom they may act as agents. Any such compensation may be equal to, less than or in excess of customary levels. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

         The Selling Stockholders and any broker-dealer who acts in connection with the resale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and/or profit on any resale thereof as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

         A supplement to this Prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act disclosing (a) the name of the participating broker-dealer(s); (b) the number of Shares involved; (c) the price at which such Shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and (e) other facts material to the transaction, including the name and other information regarding the Selling Stockholders.

         Pursuant to the asset and securities purchase agreements described above, the Company has agreed to use its reasonable best efforts to maintain the effectiveness of the Registration Statement until the earlier of (i) the date on which all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement, (ii) the Shares are no longer subject to volume or manner of sale restrictions under the securities laws, or (iii) December 12, 2000.


                                  LEGAL MATTERS

         The legality of the Shares offered hereby has been passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS

         The consolidated financial statements of LaserSight Incorporated and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

             SEC registration fee                                   $   2,237.73
             Legal fees and expenses                                   10,000.00
             Accountants' fees                                          2,500.00
             Nasdaq Listing fees                                       21,250.00
             Miscellaneous                                              1,512.27
                                                                    ------------
                                                      Total         $  37,500.00
                                                                    ============



        The foregoing items, except for the SEC registration fee, are estimated.

Item 15.  Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys'
fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of the Company.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        The Charter provides that, to the fullest extent permitted by the DGCL, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Charter and By-laws filed as Exhibits 4.1 and 4.2 hereto, respectively.


        The Company maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to the Company for its indemnification of such persons.

Item 16.  Exhibits

        The exhibit index set forth on page II-5 of this Registration Statement is hereby incorporated herein by reference.

Item 17.  Undertakings.

       (a) Rule 415 Offering

       The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii)  To  include  any  material   information  with
         respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)  Filings   Incorporating   Subsequent  Exchange  Act  Documents  by
         Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Acceleration of Effectiveness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, this 7th day of December 1998.
                                      LASERSIGHT INCORPORATED

                                      By:  /s/ Gregory L. Wilson
                                           -------------------------------------
                                      Gregory L. Wilson, Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.


/s/ Michael R. Farris*                                          December 7, 1998
------------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                            December 7, 1998
------------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ J. Richard Crowley*                                         December 7, 1998
------------------------------------------------
J. Richard Crowley, Director

/s/ Terry A. Fuller, Ph.D.*                                     December 7, 1998
------------------------------------------------
Terry A. Fuller, Ph.D., Director

/s/ Gary F. Jonas*                                              December 7, 1998
------------------------------------------------
Gary F. Jonas, Director

/s/ Richard C. Lutzy*                                           December 7, 1998
------------------------------------------------
Richard C. Lutzy, Director

/s/ David T. Pieroni*                                           December 7, 1998
------------------------------------------------
David T. Pieroni, Director

/s/ Thomas Quinn*                                               December 7, 1998
------------------------------------------------
Thomas Quinn, Director

/s/ Juliet Tammenoms Bakker*                                    December 7, 1998
------------------------------------------------
Juliet Tammenoms Bakker, Director

/s/ Gregory L. Wilson                                           December 7, 1998
------------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)
---------------------
*/       By: /s/ Gregory L. Wilson
             ---------------------------------------
             (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS

Exhibit
  No.                Description
  ---                -----------

     4.1     Certificate of Incorporation  (incorporated by reference to Exhibit
             1 to the Form 8-A/A  (Amendment No. 4) filed by the Company on June
             25, 1998).
     4.2     By-laws  (incorporated  by reference to Exhibit 3 to the  Company's
             Annual Report on Form 10-K for the fiscal year ending  December 31,
             1992 filed by the Company on March 31, 1993).
     4.3     Rights  Agreement,  dated as of July 2,  1998,  between  LaserSight
             Incorporated and American Stock Transfer & Trust Company, as Rights
             Agent,  which  includes  (i) as  Exhibit  A  thereto  the  form  of
             Certificate  of  Designation  of the Series E Junior  Participating
             Preferred  Stock,  (ii) as  Exhibit  B  thereto  the  form of Right certificate  (separate  certificates  for the  Rights  will  not be issued  until after the  Distribution  Date) and (iii) as Exhibit C thereto the Summary of Stockholder Rights Agreement.  (incorporated by  reference  to Exhibit 99.1 to the Form 8-K filed by the Company on July 8, 1998).
     5.1*    Opinion of Sonnenschein Nath & Rosenthal.
     23.1    Consent of KPMG Peat Marwick LLP.
     23.2*   Consent of Sonnenschein Nath & Rosenthal (included in Exhibit 5.1).
     24.1    Powers of Attorney.
---------------------------------
 *   To be filed by amendment.